FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES UPDATE ON OFFER FOR CARIBOU RESOURCES CORP.

Closes North Ferrier Asset Sale and Payout of Caribou’s Major Secured Creditor

(all amounts expressed in U.S. Dollars)

Didsbury, Alberta – Tuesday, June 12, 2007 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced completion of the first step in its previously announced offer to Caribou Resources Corp. (TSX Venture: CBU) (“Caribou”) to acquire all of its shares and settle with its creditors.   JED closed the acquisition of the debt and security position held by Caribou’s major secured creditor for approximately $26.7 million.  JED and Caribou have also been negotiating the final details of the formal agreements.  It is the goal of JED and Caribou that formal documents for both the arrangements with Caribou’s other creditors and Caribou’s shareholders and stock option holders will be finalized in time to be presented at the next scheduled hearing in the Court of Queen’s Bench of Alberta in Calgary, on Thursday, June 14th.

As previously announced, in January 2007, Caribou filed for protection under the Canadian Companies’ Creditors Arrangement Act (the “CCAA”), which is similar to “Chapter 11” protection in the U.S.  JED’s offer consists of payment in full in cash to the major secured creditor of approximately $26.7 million, which was completed on Friday, June 8th, plus payment in cash to any creditors with security in priority to the major secured creditor; payment in cash of approximately $345,500 plus the issuance of 5 million JED common shares to the unsecured creditors totaling approximately $17.7 million, and the issuance of up to 4 million JED common shares for the acquisition of all of the 39 to 40 million shares of Caribou on the basis of one common share of JED for every 10 shares of Caribou held.  JED has delivered approximately $185,000 as a deposit with its offer.

Under the CCAA procedure, the Caribou offer must be selected as the best offer for the creditors by the Court of Queen’s Bench, which will be addressed on the new hearing date of June 14th.  The offer must then also be approved by Caribou’s creditors and Caribou’s shareholders.  The issuance by JED of up to 9 million common shares is also subject to the approval of JED’s common shareholders under the rules of the AMEX.  The settlement with Caribou’s creditors will be effected under a Plan of Arrangement under the CCAA, and the acquisition of the shares of Caribou will be effected under a Plan of Arrangement under the Business Corporations Act (Alberta), which would also be an element of the Plan of Arrangement under the CCAA.  An Information Circular with detailed information will be mailed to JED shareholders.  Following completion of the transactions, Caribou would either become a wholly-owned subsidiary of JED, or would amalgamate with or be acquired by a wholly-owned subsidiary or affiliate of JED.

JED also announced that on Friday, June 8th, it closed the previously announced sale of its North Ferrier assets for approximately $33.9 million.  A majority of the proceeds were utilized in the acquisition of debt from Caribou’s major secured creditor.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The acquisition of Caribou Resources Corp. is subject to a number of approvals and conditions, which may not be forthcoming, or the assets, production or drilling opportunities anticipated by the acquisition may not be realized.

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JED Oil News Release

June 12, 2007

Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s website (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the website (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, Chief Executive Officer

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, V-P Legal & Corporate Affairs

www.theequitygroup.com

(403) 335-2105

www.jedoil.com